SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2024 –June 30, 2024) filed with the Tokyo Stock Exchange on Monday, August 5, 2024.

2.	“Notice regarding Share Repurchase Status”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : August 5, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Consolidated Financial Results

April 1, 2024 - June 30, 2024

August 5, 2024

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on the Company’s current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or American depositary shares of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations and Sustainability Department

ORIX Corporation

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, 105-5135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2024 to June 30, 2024

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL https://www.orix.co.jp/grp/en/ir/)

1. Performance Highlights as of and for the Three Months Ended June 30, 2024

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2024	708,139	4.6%	86,266	3.9%	120,169	34.4%	86,735	37.7%
June 30, 2023	676,798	2.6%	83,004	(3.5%)	89,392	4.5%	62,966	1.7%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥207,115 million for the three months ended June 30, 2024 (year-on-year change was a 29.5% increase) and ¥159,913 million for the three months ended June 30, 2023 (year-on-year change was a 8.7% decrease).

*Note 1:

The presentation of equity method investment has been changed since the fourth quarter of the fiscal year ended March 31, 2024(“fiscal 2024”). As a result, certain line items presented in our consolidated statements of income for the first quarter of fiscal 2024 have been retrospectively reclassified for this change.

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2024	75.40	75.28
June 30, 2023	53.87	53.80

*Note 2:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts, which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2024	16,502,363	4,156,294	4,073,643	24.7%
March 31, 2024	16,322,100	4,021,965	3,941,466	24.1%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2024	—	42.80	—	55.80	98.60
March 31, 2025	—	—	—	—	—

March 31, 2025 (Est.)	—	49.30	—	49.30	98.60

3. Forecast for the Year Ending March 31, 2025 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2025	390,000	12.7%

*Note 4:

Although forward-looking statements in this document are based on information currently available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

4. Other Information

(1) Significant Changes in Scope of Consolidation	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( x ) No ( )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,214,961,054 as of June 30, 2024, and 1,214,961,054 as of March 31, 2024.

2. The number of treasury stock was 63,886,866 as of June 30, 2024, and 60,748,162 as of March 31, 2024.

3. The average number of outstanding shares was 1,150,311,448 for the three months ended June 30, 2024, and 1,168,915,061 for the three months ended June 30, 2023.

The Company’s shares held through the Board Incentive Plan Trust (2,727,686 shares as of June 30, 2024 and 2,727,686 shares as of March 31, 2024) are not included in the number of treasury stock as of the end of the periods, but are included in the average number of shares outstanding as treasury stock that are deducted from the basis of the calculation of per share data.

* These consolidated financial results from April 1, 2024 to June 30, 2024 are not subject to certified public accountant’s or audit firm’s quarterly review.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2024

		Three months ended June 30, 2023	Three months ended June 30, 2024	Change
				Amount	Percent
Total Revenues	(millions of yen)	676,798	708,139	31,341	5%
Total Expenses	(millions of yen)	593,794	621,873	28,079	5%
Income before Income Taxes	(millions of yen)	89,392	120,169	30,777	34%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	62,966	86,735	23,769	38%
Earnings Per Share (Basic)	(yen)	53.87	75.40	21.53	40%
(Diluted)	(yen)	53.80	75.28	21.48	40%
ROE (Annualized) *1	(%)	7.0	8.7	1.7	—
ROA (Annualized) *2	(%)	1.63	2.11	0.48	—

*Note 1:	ROE is the ratio of “Net Income Attributable to ORIX Corporation Shareholders” for the period to average “ORIX Corporation Shareholders’ Equity.”
*Note 2:	ROA is calculated based on “Net Income Attributable to ORIX Corporation Shareholders.”
*Note 3:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the first quarter of fiscal 2024 have been retrospectively reclassified for this change.

Overview of Business Performance (April 1, 2024 to June 30, 2024)

Total revenues for the three months ended June 30, 2024 (hereinafter, “the first consolidated period”) increased 5% to ¥708,139 million compared to ¥676,798 million during the same period of the previous fiscal year due to increases in operating leases, services income and sales of goods and real estate despite decreases in life insurance premiums and related investment income and gains on investment securities and dividends.

Total expenses increased 5% to ¥621,873 million compared to ¥593,794 million during the same period of the previous fiscal year due to increases in costs of operating leases, services expense, costs of goods and real estate sold and selling, general and administrative expenses despite a decrease in life insurance costs.

Equity in net income of equity method investments increased by ¥2,323 million to ¥7,756 million compared to the same period of the previous fiscal year, and gains on sales of subsidiaries and equity method investments and liquidation losses, net increased by ¥25,192 million to ¥26,147 million compared to the same period of the previous fiscal year.

Due to the above results, income before income taxes for the first consolidated period increased 34% to ¥120,169 million compared to ¥89,392 million during the same period of the previous fiscal year and net income attributable to ORIX Corporation shareholders increased 38% to ¥86,735 million compared to ¥62,966 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period increased 28% to ¥137,274 million compared to the same period of the previous fiscal year.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the first quarter of fiscal 2024 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in reconciliation of segment profits to consolidated financial statement (corporate profits (losses)). As a result, segment data for the first quarter of fiscal 2024 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable. As a result, segment data for the previous fiscal year have been retrospectively reclassified.

Segment information for the first consolidated period is as follows:

Corporate Financial Services and Maintenance Leasing: Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	20,425	19,797	(628)	(3)

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,777,320	1,778,938	1,618	0

Segment profits decreased 3% to ¥19,797 million compared to the same period of the previous fiscal year due to a decrease in finance revenues and a decrease in equity in net income (loss) of equity method investments, despite an increase in operating leases.

Segment assets totaled ¥1,778,938 million, remaining relatively unchanged compared to the end of the previous fiscal year.

Real Estate: Real estate development, rental and management; facility operations; real estate asset management

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	10,276	13,954	3,678	36

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,110,087	1,098,352	(11,735)	(1)

Segment profits increased 36% to ¥13,954 million compared to the same period of the previous fiscal year due to an increase in operating leases and an increase in services income, despite an increase in costs of goods and real estate sold.

Segment assets decreased 1% to ¥1,098,352 million compared to the end of the previous fiscal year due to a decrease in advances for finance lease and operating lease and a decrease in loans to ORIX and its subsidiaries, despite an increase in investment in operating leases.

PE Investment and Concession: Private equity investment; concession

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	5,772	32,027	26,255	455

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,066,647	967,177	(99,470)	(9)

Segment profits increased 455% to ¥32,027 million compared to the same period of the previous fiscal year due to an increase in gains on sales of subsidiaries and equity method investments resulting from the sale of certain investees.

Segment assets decreased 9% to ¥967,177 million compared to the end of the previous fiscal year due to a decrease in cash and cash equivalents and a decrease in investment in securities.

Environment and Energy: Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	4,982	(482)	(5,464)	0

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	976,434	1,015,383	38,949	4

Segment profits decreased by ¥5,464 million to losses of ¥482 million compared to the same period of the previous fiscal year due to an increase in services expense and a decrease in equity in net income (loss) of equity method investments.

Segment assets increased 4% to ¥1,015,383 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Insurance: Life insurance

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	19,423	21,944	2,521	13

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,921,927	2,884,353	(37,574)	(1)

Segment profits increased 13% to ¥21,944 million compared to the same period of the previous fiscal year due to a decrease in life insurance costs.

Segment assets decreased 1% to ¥2,884,353 million compared to the end of the previous fiscal year due to a decrease in trade notes, accounts and other receivable and a decrease in cash and cash equivalents.

Banking and Credit: Banking; consumer finance

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	8,356	6,398	(1,958)	(23)

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,934,217	2,876,149	(58,068)	(2)

Segment profits decreased 23% to ¥6,398 million compared to the same period of the previous fiscal year due to a decrease in finance revenues as a result of the partial sale of shares of ORIX Credit Corporation to an equity method investee in the three months ended March 31, 2024.

Segment assets decreased 2% to ¥2,876,149 million compared to the end of the previous fiscal year due to a decrease in installment loans.

Aircraft and Ships: Aircraft investment and management; ship-related finance and investment

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,617	11,764	4,147	54

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,169,641	1,304,929	135,288	12

Segment profits increased 54% to ¥11,764 million compared to the same period of the previous fiscal year due to an increase in operating leases.

Segment assets increased 12% to ¥1,304,929 million compared to the end of the previous fiscal year due to an increase in investment in operating leases and foreign exchange effects.

ORIX USA: Finance, investment and asset management in the Americas

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	12,212	11,835	(377)	(3)

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,694,484	1,767,645	73,161	4

Segment profits decreased 3% to ¥11,835 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses and a decrease in gains on investment securities and dividends and a decrease in equity in net income (loss) of equity method investments, despite an increase in gains on sales of subsidiaries and equity method investments.

Segment assets increased 4% to ¥1,767,645 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

ORIX Europe: Asset management of global equity and fixed income

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	7,134	11,154	4,020	56

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	662,139	702,894	40,755	6

Segment profits increased 56% to ¥11,154 million compared to the same period of the previous fiscal year due to an increase in services income.

Segment assets increased 6% to ¥702,894 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

Asia and Australia: Finance and investment businesses in Asia and Australia

	Three months ended June 30, 2023 (millions of yen)	Three months ended June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Profits	10,918	8,883	(2,035)	(19)

	As of March 31, 2024 (millions of yen)	As of June 30, 2024 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,709,233	1,802,887	93,654	5

Segment profits decreased 19% to ¥8,883 million compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses and a decrease in equity in net income (loss) of equity method investments, despite an increase in operating leases.

Segment assets increased 5% to ¥1,802,887 million compared to the end of the previous fiscal year, primarily due to foreign exchange effects.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2024	As of June 30, 2024	Change
				Amount	Percent
Total Assets	(millions of yen)	16,322,100	16,502,363	180,263	1%
(Segment Assets) *1		16,022,129	16,198,707	176,578	1%
Total Liabilities	(millions of yen)	12,297,490	12,343,084	45,594	0%
(Short-term and Long-term Debt)		6,200,471	6,385,583	185,112	3%
(Deposits)		2,245,835	2,192,251	(53,584)	(2)%
Shareholders’ Equity *2	(millions of yen)	3,941,466	4,073,643	132,177	3%
Shareholders’ Equity Per Share *3	(yen)	3,422.94	3,547.40	124.46	4%

*Note 1:

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable. As a result, segment data for the previous fiscal year have been retrospectively reclassified.

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity” based on U.S. GAAP.
*Note 3:	“Shareholders’ Equity” Per Share is calculated using total ORIX Corporation “Shareholders’ Equity.”

Total assets increased 1% to ¥16,502,363 million compared to the end of the previous fiscal year due to increases in investment in operating leases, equity method investments and net investment in leases despite decreases in installment loans and cash and cash equivalents. In addition, segment assets increased 1% to ¥16,198,707 million compared to the end of the previous fiscal year.

Total liabilities remained relatively flat at ¥12,343,084 million compared to the end of the previous fiscal year due to increases in short- and long-term debt despite decreases in deposits, policy liabilities and policy account balances and trade notes, accounts and other payable.

Shareholders’ equity increased 3% to ¥4,073,643 million compared to the end of the previous fiscal year.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

(millions of yen)

Assets		As of March 31, 2024	As of June 30, 2024
Cash and Cash Equivalents		1,032,810	992,751
Restricted Cash		152,497	163,934
Net Investment in Leases		1,155,023	1,187,951
Installment Loans		3,958,814	3,893,468
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥129,959 million
June 30, 2024	¥127,444 million
Allowance for Credit Losses		(58,110)	(57,890)
Investment in Operating Leases		1,868,574	2,032,699
Investment in Securities		3,263,079	3,248,011
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥35,696 million
June 30, 2024	¥41,976 million
The amounts which are associated to available-for-sale debt securities are as follows:
March 31, 2024
Amortized Cost	¥3,015,940 million
Allowance for Credit Losses	¥(634) million
June 30, 2024
Amortized Cost	¥3,087,710 million
Allowance for Credit Losses	¥(535) million
Property under Facility Operations		689,573	692,416
Equity method investments		1,313,887	1,385,876
Trade Notes, Accounts and Other Receivable		401,368	382,039
Inventories		227,359	217,408
Office Facilities		248,458	258,345
Other Assets		2,068,768	2,105,355
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥2,786 million
June 30, 2024	¥2,495 million

Total Assets		16,322,100	16,502,363

Liabilities and Equity
Short-term Debt		574,095	642,066
Deposits		2,245,835	2,192,251
Trade Notes, Accounts and Other Payable		362,504	323,106
Policy Liabilities and Policy Account Balances		1,892,510	1,840,773
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2024	¥167,207 million
June 30, 2024	¥163,067 million
Current and Deferred Income Taxes		570,724	544,005
Long-term Debt		5,626,376	5,743,517
Other Liabilities		1,025,446	1,057,366

Total Liabilities		12,297,490	12,343,084

Redeemable Noncontrolling Interests		2,645	2,985

Commitments and Contingent Liabilities

Common Stock		221,111	221,111
Additional Paid-in Capital		233,457	233,753
Retained Earnings		3,259,730	3,281,903
Accumulated Other Comprehensive Income		357,148	477,528
Treasury Stock, at Cost		(129,980)	(140,652)

Total ORIX Corporation Shareholders’ Equity		3,941,466	4,073,643
Noncontrolling Interests		80,499	82,651

Total Equity		4,021,965	4,156,294

Total Liabilities and Equity		16,322,100	16,502,363

Note: Breakdown of Accumulated Other Comprehensive Income

	As of March 31, 2024	As of June 30, 2024
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	(250,806)	(330,896)
Impact of changes in policy liability discount rate	257,785	334,424
Debt valuation adjustments	84	526
Defined benefit pension plans	9,670	9,716
Foreign currency translation adjustments	324,208	447,415
Net unrealized gains on derivative instruments	16,207	16,343

Total	357,148	477,528

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2023	Three months ended June 30, 2024
Revenues :
Finance revenues	85,405	83,007
Gains on investment securities and dividends	7,778	3,287
Operating leases	122,000	141,786
Life insurance premiums and related investment income	152,518	144,409
Sales of goods and real estate	91,660	100,917
Services income	217,437	234,733

Total Revenues	676,798	708,139

Expenses :
Interest expense	43,081	45,006
Costs of operating leases	85,625	93,381
Life insurance costs	119,720	110,112
Costs of goods and real estate sold	64,827	72,768
Services expense	127,127	136,860
Other (income) and expense	3,534	4,876
Selling, general and administrative expenses	146,786	156,284
Provision for credit losses	2,992	2,498
Write-downs of long-lived assets	86	88
Write-downs of securities	16	0

Total Expenses	593,794	621,873

Operating Income	83,004	86,266
Equity in Net Income of Equity method investments	5,433	7,756
Gains on Sales of Subsidiaries and Equity method investments and Liquidation Losses, net	955	26,147

Income before Income Taxes	89,392	120,169
Provision for Income Taxes	25,235	35,005

Net Income	64,157	85,164

Net Income (Loss) Attributable to the Noncontrolling Interests	1,177	(1,652)

Net Income Attributable to the Redeemable Noncontrolling Interests	14	81

Net Income Attributable to ORIX Corporation Shareholders	62,966	86,735

Note:

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, certain line items presented in our consolidated statements of income for the first quarter of fiscal 2024 have been retrospectively reclassified for this change.

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	(millions of yen)

	Three months ended June 30, 2023	Three months ended June 30, 2024
Net Income :	64,157	85,164

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(1,150)	(80,105)
Impact of changes in policy liability discount rate	4,519	76,639
Net change of debt valuation adjustments	(44)	442
Net change of defined benefit pension plans	147	46
Net change of foreign currency translation adjustments	99,318	126,833
Net change of unrealized gains (losses) on derivative instruments	(1,986)	270
Total other comprehensive income	100,804	124,125
Comprehensive Income	164,961	209,289

Comprehensive Income Attributable to the Noncontrolling Interests	4,936	1,935

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	112	239

Comprehensive Income Attributable to ORIX Corporation Shareholders	159,913	207,115

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Changes in Accounting Policies

(Adoption of New Accounting Standards)

In March 2023, Accounting Standards Update 2023-02 (“Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method”) was issued as the amendments to ASC 323 (“Investments—Equity Method and Joint Ventures”). This update expands the investments eligible to elect to apply the proportional amortization method to tax equity investments in similar tax credit programs other than the low-income housing tax credit (LIHTC). This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company and its subsidiaries adopted this update on April 1, 2024 on a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings as of the fiscal year of adoption. The effects of adopting this update on the Company and its subsidiaries’ financial position at the adoption date were a decrease of ¥157 million in other assets and a decrease of ¥157 million in retained earnings in the consolidated balance sheets.

(7) Segment Information (Unaudited)

The financial information about the operating segments reported below is that which is available for each segment and evaluated regularly by the chief operating decision maker in charge of resource allocation and performance assessment.

An overview of the operations for each of the ten operating segments follows below.

Corporate Financial Services and Maintenance Leasing	:	Finance and fee business; leasing and rental of automobiles, electronic measuring instruments and ICT-related equipment

Real Estate	:	Real estate development, rental and management; facility operations; real estate asset management

PE Investment and Concession	:	Private equity investment and concession

Environment and Energy	:	Domestic and overseas renewable energy; electric power retailing; ESCO services; sales of solar panels; recycling and waste management

Insurance	:	Life insurance

Banking and Credit	:	Banking and consumer finance

Aircraft and Ships	:	Aircraft investment and management; ship-related finance and investment

ORIX USA	:	Finance, investment and asset management in the Americas

ORIX Europe	:	Asset management of global equity and fixed income

Asia and Australia	:	Finance and investment businesses in Asia and Australia

The accounting policies of the segments are almost the same as accounting policies for quarterly condensed consolidated financial statements except for the treatment of income tax expenses, net income attributable to noncontrolling interests, and net income attributable to redeemable noncontrolling interests. The chief operating decision maker evaluates the performance of the segments based on the amount equivalent to income before income taxes, net income attributable to noncontrolling interests and net income attributable to redeemable noncontrolling interests before the applicable tax effects. Income taxes are not included in segment profits or losses because management evaluates segments’ performance on a pre-tax basis. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment and excluding the expenses that should be borne by ORIX Group as a whole, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as certain interest expenses and write-downs of certain long-lived assets and certain foreign exchange gains or losses (included in other (income) and expense) are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are total assets except for certain cash and head office assets.

The presentation of equity method investment has been changed since the fourth quarter of fiscal 2024. As a result, segment data for the first quarter of fiscal 2024 have been retrospectively reclassified.

Since April 1, 2024, the interest expense allocation method for each segment was changed to include a part of interest expenses in reconciliation of segment profits to consolidated financial statement (corporate profits (losses)). As a result, segment data for the first quarter of fiscal 2024 have been retrospectively reclassified.

Since April 1, 2024, the scope of segment assets was changed to include cash and cash equivalents, trade notes, accounts and other receivable. As a result, segment data for the previous fiscal year have been retrospectively reclassified.

Financial information of the segments for the three months ended June 30, 2023 and three months ended June 30, 2024 is as follows:

	Millions of yen
	Three months ended June 30, 2023
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	16,437	1,636	315	365	74	19,482	1,971
Gains on investment securities and dividends	1,319	393	114	(8)	0	214	(47)
Operating leases	64,860	8,583	9,926	20	0	0	9,341
Life insurance premiums and related investment income	0	0	0	0	153,044	0	0
Sales of goods and real estate	1,200	32,769	55,413	805	0	0	35
Services income	25,830	63,000	20,679	35,934	663	1,502	1,487

Total Segment Revenues	109,646	106,381	86,447	37,116	153,781	21,198	12,787

Interest expense	1,334	686	843	2,086	0	1,265	2,041
Costs of operating leases	46,995	6,321	6,666	5	0	0	3,918
Life insurance costs	0	0	0	0	119,718	0	0
Costs of goods and real estate sold	964	23,257	39,261	457	0	0	36
Services expense	14,353	55,529	14,614	23,439	0	1,853	133
Other (income) and expense	4,113	270	(307)	217	(2)	(172)	(610)
Selling, general and administrative expenses	22,329	10,239	18,433	4,495	14,641	7,763	2,506
Provision for credit losses, and write-downs of long-lived assets and securities	29	74	13	(1)	0	2,078	(0)

Total Segment Expenses	90,117	96,376	79,523	30,698	134,357	12,787	8,024

Equity in Net income (Loss) of equity method investments and others	896	271	(1,152)	(1,436)	(1)	(55)	2,854

Segment Profits	20,425	10,276	5,772	4,982	19,423	8,356	7,617

Depreciation and amortization	37,654	4,550	6,689	6,656	1,988	341	4,026
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	55,635	0	0
Expenditures for long-lived assets	42,775	14,356	5,312	16,535	0	0	58,056

	Millions of yen
	Three months ended June 30, 2023
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	28,715	457	16,501	85,953
Gains on investment securities and dividends	2,596	2,259	565	7,405
Operating leases	94	0	28,193	121,017
Life insurance premiums and related investment income	0	0	0	153,044
Sales of goods and real estate	34	0	143	90,399
Services income	11,523	48,996	5,694	215,308

Total Segment Revenues	42,962	51,712	51,096	673,126

Interest expense	12,131	70	7,475	27,931
Costs of operating leases	47	0	20,840	84,792
Life insurance costs	0	0	0	119,718
Costs of goods and real estate sold	47	0	136	64,158
Services expense	626	12,573	3,473	126,593
Other (income) and expense	(711)	778	(423)	3,153
Selling, general and administrative expenses	20,624	30,916	9,529	141,475
Provision for credit losses, and write-downs of long-lived assets and securities	(316)	0	1,216	3,093

Total Segment Expenses	32,448	44,337	42,246	570,913

Equity in Net income (Loss) of equity method investments and others	1,698	(241)	2,068	4,902

Segment Profits	12,212	7,134	10,918	107,115

Depreciation and amortization	895	1,646	20,133	84,578
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	55,635
Expenditures for long-lived assets	0	0	43,558	180,592

	Millions of yen
	Three months ended June 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Finance revenues	15,219	1,263	2,966	294	84	14,129	1,807
Gains on investment securities and dividends	1,277	143	331	(10)	0	131	8
Operating leases	68,382	13,551	10,343	20	0	0	14,695
Life insurance premiums and related investment income	0	0	0	0	144,946	0	0
Sales of goods and real estate	881	33,275	64,185	701	0	0	59
Services income	26,698	69,111	16,121	37,593	(1)	638	2,383

Total Segment Revenues	112,457	117,343	93,946	38,598	145,029	14,898	18,952

Interest expense	1,572	575	817	3,113	28	1,310	3,345
Costs of operating leases	48,810	6,087	6,544	5	0	0	6,180
Life insurance costs	0	0	0	0	109,328	0	0
Costs of goods and real estate sold	725	25,939	44,658	389	0	0	59
Services expense	14,733	59,750	11,169	27,155	0	2,385	480
Other (income) and expense	4,294	266	(114)	175	(33)	(86)	(102)
Selling, general and administrative expenses	22,790	10,853	21,015	5,205	13,761	5,355	2,516
Provision for credit losses, and write-downs of long-lived assets and securities	176	(28)	39	22	1	119	(0)

Total Segment Expenses	93,100	103,442	84,128	36,064	123,085	9,083	12,478

Equity in Net income (Loss) of equity method investments and others	440	53	22,209	(3,016)	(0)	583	5,290

Segment Profits	19,797	13,954	32,027	(482)	21,944	6,398	11,764

Depreciation and amortization	38,793	4,741	6,574	8,018	2,339	193	5,385
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	0	(51,737)	0	0
Expenditures for long-lived assets	47,087	24,905	4,406	8,834	0	0	82,218

	Millions of yen
	Three months ended June 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Finance revenues	27,504	801	19,212	83,279
Gains on investment securities and dividends	153	1,164	116	3,313
Operating leases	139	0	33,373	140,503
Life insurance premiums and related investment income	0	0	0	144,946
Sales of goods and real estate	172	0	217	99,490
Services income	11,619	62,137	6,682	232,981

Total Segment Revenues	39,587	64,102	59,600	704,512

Interest expense	11,684	193	10,746	33,383
Costs of operating leases	273	0	24,544	92,443
Life insurance costs	0	0	0	109,328
Costs of goods and real estate sold	92	0	197	72,059
Services expense	541	16,255	4,138	136,606
Other (income) and expense	(889)	2,954	(379)	6,086
Selling, general and administrative expenses	23,471	34,239	10,974	150,179
Provision for credit losses, and write-downs of long-lived assets and securities	306	0	1,950	2,585

Total Segment Expenses	35,478	53,641	52,170	602,669

Equity in Net income (Loss) of equity method investments and others	7,726	693	1,453	35,431

Segment Profits	11,835	11,154	8,883	137,274

Depreciation and amortization	908	1,690	23,915	92,556
Increase (Decrease) in policy liabilities and policy account balances	0	0	0	(51,737)
Expenditures for long-lived assets	225	0	41,939	209,614

Segment assets information as of March 31, 2024 and June 30, 2024 is as follows:

	Millions of yen
	As of March 31, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	567,735	51,978	1,238	3,104	0	0	0
Installment loans	346,840	52	115,629	2,255	11,792	2,378,183	60,468
Investment in operating leases	535,655	278,191	56,286	250	26,876	0	557,867
Investment in securities	36,683	4,036	36,729	571	2,236,495	311,237	11,960
Property under facility operations and servicing assets	17,404	165,387	41,416	453,252	0	0	0
Inventories	928	174,990	47,553	2,463	0	0	733
Advances for finance lease and operating lease	3,400	114,649	5	0	0	0	9,232
Equity method investments	14,984	143,751	118,310	219,018	29,742	43,601	399,061
Advances for property under facility operations	0	8,183	4,466	44,962	0	0	0
Goodwill, intangible assets acquired in business combinations	28,693	52,898	351,202	121,174	4,452	0	19,114
Other assets	224,998	115,972	293,813	129,385	612,570	201,196	111,206

Segment Assets	1,777,320	1,110,087	1,066,647	976,434	2,921,927	2,934,217	1,169,641

Long-lived assets	516,852	565,868	95,769	498,461	26,590	0	565,846

	Millions of yen
	As of March 31, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	505	0	530,426	1,154,986
Installment loans	699,384	0	343,936	3,958,539
Investment in operating leases	9,858	0	395,573	1,860,556
Investment in securities	509,172	82,568	33,520	3,262,971
Property under facility operations and servicing assets	79,747	0	1,849	759,055
Inventories	159	0	224	227,050
Advances for finance lease and operating lease	0	0	3,017	130,303
Equity method investments	61,415	11,907	271,682	1,313,471
Advances for property under facility operations	0	0	0	57,611
Goodwill, intangible assets acquired in business combinations	176,785	364,773	7,313	1,126,404
Other assets	157,459	202,891	121,693	2,171,183

Segment Assets	1,694,484	662,139	1,709,233	16,022,129

Long-lived assets	9,841	0	384,477	2,663,704

	Millions of yen
	As of June 30, 2024
	Corporate Financial Services and Maintenance Leasing	Real Estate	PE Investment and Concession	Environment and Energy	Insurance	Banking and Credit	Aircraft and Ships
Net investment in leases	563,901	50,558	1,186	2,835	0	0	0
Installment loans	347,392	47	117,472	2,407	11,954	2,306,184	55,491
Investment in operating leases	537,315	317,510	57,483	245	26,865	0	652,979
Investment in securities	30,044	1,750	6,982	590	2,231,121	312,328	12,418
Property under facility operations and servicing assets	17,485	163,274	32,820	466,742	0	0	0
Inventories	1,066	171,235	39,147	4,154	0	0	862
Advances for finance lease and operating lease	3,347	80,784	9	0	0	0	11,982
Equity method investments	14,740	147,873	122,029	229,649	31,676	44,360	428,566
Advances for property under facility operations	0	9,810	71	44,179	0	0	0
Goodwill, intangible assets acquired in business combinations	28,497	52,374	339,591	124,183	4,452	0	22,339
Other assets	235,151	103,137	250,387	140,399	578,285	213,277	120,292

Segment Assets	1,778,938	1,098,352	967,177	1,015,383	2,884,353	2,876,149	1,304,929

Long-lived assets	518,912	570,566	84,178	511,164	26,445	0	662,530

	Millions of yen
	As of June 30, 2024
	ORIX USA	ORIX Europe	Asia and Australia	Total
Net investment in leases	525	0	568,904	1,187,909
Installment loans	699,812	0	352,699	3,893,458
Investment in operating leases	10,657	0	420,833	2,023,887
Investment in securities	524,939	92,172	35,564	3,247,908
Property under facility operations and servicing assets	83,972	0	1,940	766,233
Inventories	206	0	306	216,976
Advances for finance lease and operating lease	0	0	3,512	99,634
Equity method investments	66,470	12,940	287,156	1,385,459
Advances for property under facility operations	0	0	0	54,060
Goodwill, intangible assets acquired in business combinations	187,495	381,708	7,749	1,148,388
Other assets	193,569	216,074	124,224	2,174,795

Segment Assets	1,767,645	702,894	1,802,887	16,198,707

Long-lived assets	10,666	0	408,508	2,792,969

The reconciliation of segment totals to condensed consolidated financial statement amounts is as follows:

	Millions of yen

	Three months ended June 30, 2023	Three months ended June 30, 2024
Segment revenues:
Total revenues for segments	673,126	704,512
Revenues related to corporate assets	16,895	17,455
Revenues from inter-segment transactions	(13,223)	(13,828)

Total consolidated revenues	676,798	708,139

Segment profits:
Total profits for segments	107,115	137,274
Corporate profits (losses)	(19,196)	(15,557)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,473	(1,548)

Total consolidated income before income taxes	89,392	120,169

(8) Cash flow information (Unaudited)

ORIX Group does not prepare the consolidated statements of cash flows for the three months ended June 30, 2024. Depreciation and amortization for the three months ended June 30, 2023 and 2024 were ¥85,396 million and ¥93,907 million, respectively.

(9) Subsequent Events

There are no material subsequent events.

Notice regarding Share Repurchase Status

TOKYO, Japan — August 5, 2024 — ORIX Corporation announced today the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on May 8, 2024, as follows.

1. Class of shares repurchased	Common shares
2. Total number of shares repurchased	2,133,700 shares
3. Total purchase price of shares repurchased	JPY 7,776,958,100
4. Repurchase Period	From July 1, 2024 to July 31, 2024
5. Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

(Reference)

1. Details of the resolution reached at the Board of Directors meeting held on May 8, 2024
(1) Class of shares to be repurchased	Common shares
(2) Total number of shares to be repurchased	Up to 40,000,000 shares
(approx.3.5% of the total outstanding shares (excluding treasury shares))
(3) Total purchase price of shares to be repurchased	Up to 50 billion yen
(4) Repurchase Period	From May 15, 2024 to March 31, 2025
(5) Method of share repurchase	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2. Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of July 31, 2024)
(1) Total number of shares repurchased	5,271,800 shares
(2) Total purchase price of shares repurchased	JPY 18,448,621,700

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.